July 5, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: SEC letter dated June 20, 2013 regarding the Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 19, 2013 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated June 20, 2013:

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Liabilities for Insurance Products - reserves for future payment of long-term care policy claims, page 57

(1)	Staff Comment: "Provide us proposed disclosure to be included in future periodic reports that shows, as of December 31, 2012 and 2011, of the following related to your long-term care business:
•active life reserve;
•the liability for due and unpaid claims;
•claims in the course of settlement;
•incurred but not reported claims; and
•reserve for the present value of amounts not yet due on claims.

For each category above, indicate in the proposed disclosure which line item in the balance sheet the amount is included and the significant assumptions used to arrive at the December 31, 2012 amounts. Further, where assumptions or estimates have changed from 2011 to 2012, discuss the effects of each category and on results of operations."

Response: In response to your comment, we will provide the following additional disclosures in future periodic reports commencing with our Form 10-Q for the quarterly period ended June 30, 2013. We have provided the proposed disclosure related to our reserve and claim liabilities in the categories that are consistent with the manner in which we make assumptions and estimate reserves related to our long-term care business.

"The following summarizes the components of the reserves related to our long-term care business in both our Bankers Life and Other CNO Business segments as of December 31, 2012 and 2011 (dollars in millions):

	December 31,
	2012	2011

Amounts classified as liabilities for insurance products - traditional products:
Active life reserves	$3,416.7	$3,351.7
Reserves for the present value of amounts not yet due on claims	1,193.8	1,133.1
Future loss reserves	76.1	56.7
Amounts classified as claims liabilities and other policyholder liabilities:
Liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims	169.9	169.6

Total	$4,856.5	$4,711.1

The significant assumptions used to calculate the active life reserves include morbidity, persistency and investment yields. These assumptions are determined at the issuance date and do not change over the life of the policy.

The significant assumptions used to calculate the reserves for the present value of amounts not yet due on claims include claim continuance patterns and investment yields. These assumptions are determined at the date a new claim is reported and do not change over the life of the claim.

We are required to establish future loss reserves when a line of business within a segment is expected to generate losses in future periods. Such reserves are calculated based on our current estimate of the amount necessary to offset the losses in future periods and are established during the period the block is profitable. We estimate the future losses based on our current best estimates of morbidity, persistency, maintenance expense and investment yields, which estimates are generally updated annually. During 2012, we increased the future loss reserves related to our long-term care blocks of business by $19.4 million based on these calculations.

The significant assumptions used to calculate the liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims are based on historical claim payment patterns and include assumptions related to the number of claims and the size and timing of claim payments. These assumptions are updated quarterly to reflect the most current information regarding claim payment patterns. In order to determine the accuracy of our prior estimates, we calculate the total redundancy (deficiency) of our prior claim reserve estimates. The 2011 claim reserve redundancy (deficiency) for long-term care claim reserves, as measured at December 31, 2012, was $17.4 million (recognized as a reduction to claim expense during 2012 and consisting of $26.6 million for the Bankers segment and $(9.2) million for the Other CNO Business segment)."

(2)
Staff Comment: "In the example where you indicate that an increase in the initial loss ratio would decrease earnings approximately $35 to $72 million, clarify in proposed disclosure to be included in future periodic reports whether this decrease in earnings is the total effect of the increase in the initial loss ratio over the life of the business and the timing of recognition (i.e. in one year, over the life of the business)."

Response: In response to your comments, we will clarify our disclosure to be included in future periodic reports commencing with our Form 10-Q for the quarterly period ended June 30, 2013 as follows:

"As an example, an increase in the initial loss ratio of 5-10 percentage points for claims incurred in 2012 related to our long-term care business (in both our Bankers Life and Other CNO Business segments) would have resulted in an immediate decrease in our earnings of approximately $35 million to $72 million (representing the entire impact of the increase in loss ratio on claims incurred in 2012)."

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Accounting for Long-term Care Premium Increases, page 128

(3)
Staff Comment: "Please refer us to the technical guidance upon which you relied and why you believe your accounting for long-term care premium increases under each policyholder option complies with GAAP. In this regard, you recognize premium rate increases as earned and do not reflect these increases prospectively in your reserves, while you follow a prospective revision methodology for policies subject to the Florida Order. Explain to us this apparent inconsistency in your accounting treatment for premium rate increases."

Response: We previously reviewed the accounting treatment for long-term care premium increases and for policies subject to the Florida Order with the "Accounting Group - Interpretations, Office of the Chief Accountant, U.S. Securities and Exchange Commission" ("SEC Accounting Interpretations Group"). This review occurred in 2008 after our external auditors informed us that the SEC recommended that companies discuss the practice of unlocking based solely on a change in premium rates with the SEC staff.

Based on this review, the SEC staff informed us that the use of a method which prospectively changes reserve assumptions for long-term care policies when rate increases implemented by the Company differ significantly from original assumptions is not consistent with the "lock-in concept" of Statement of Financial Accounting Standards No. 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60").

During the review of our accounting with the SEC staff, we also communicated the method we used in accounting for contract changes (including premium rate changes) made to certain long-term care policies which were implemented pursuant to a 2006 order issued by the Florida Office of Insurance. We are not aware of GAAP guidance related to accounting for modifications to policies required by a regulator. For example, paragraph 10 of SOP 05-1 specifies that contract changes required by state law or regulation are not subject to its guidance, but does not refer to the guidance that should be followed. We concluded (and communicated to the SEC staff) that contract changes required by state law or regulation should be accounted for using a prospective unlocking method, since such changes are not within the control of the Company and the prior "locked-in" assumptions are no longer relevant after the mandated changes. The SEC staff did not object to our conclusion. It should be noted that the difference between accounting for policies subject to the Florida Order using prospective unlocking and lock-in concept methodologies would not be material at December 31, 2012. We have concluded that it will not be necessary to include disclosure related to the Florida Order in our future filings.

In summary, our accounting and disclosure for long-term care rate increases and the contract changes for policies subject to the Florida Order are consistent with our discussions with the SEC staff in 2008.

4. Income Taxes, page 164

(4)
Staff Comment: "Your reduction of the deferred tax valuation allowance in 2012 is in part based on projections of higher taxable income in future periods using your deferred tax valuation model. Please tell us why these projections are reasonable considering the decrease in your income before taxes in 2012 and that the valuation model that you used to determine estimated gross profits as a basis for amortizing deferred acquisition costs appears to have projected lower profits in future periods."

Response: In accordance with ASC 740-10-30-17, we are required to consider all available evidence, both positive and negative, in determining the valuation allowance for deferred taxes. After considering all evidence, we concluded a decrease to the valuation allowance was required in 2012.

You note that our income before taxes decreased in 2012 compared to 2011. The primary reason for the decrease is the refinancing transactions we entered into in 2012 and the resulting loss on extinguishment of debt. This loss had a very significant impact on our 2012 net income as summarized below (dollars in millions):

	2012	2011	2010

Income before loss on extinguishment of debt and taxes	$355.9	$309.6	$231.7

Loss on extinguishment of debt	(200.2)	(3.4)	(6.8)

Income before taxes	$155.7	$306.2	$224.9

The loss on extinguishment of debt incurred in 2012 was unique due to the comprehensive refinancing we completed and the significant loss we recognized related to the repurchase of a portion of our outstanding convertible debentures for cash. The value of the common stock that the debentures were convertible into had increased significantly since issuance, resulting in a loss on extinguishment of debt of $136.5 million. A substantial portion of such loss is not permitted to be recognized as a deduction in determining taxable income.

You also note that the valuation model that we use to determine estimated gross profits as a basis for amortizing deferred acquisition costs appears to have projected lower profits in future periods. The decreased projected future investment yields did have an adverse impact on projected profits in future years for some interest-sensitive products, but our ability to generate sufficient taxable income of the appropriate character within the carryforward period available under the tax law to realize our deferred tax assets, net of the valuation allowance, increased in 2012. The following lists certain positive evidence we considered in coming to our conclusion:

*
Our interest expense on corporate debt has decreased following our comprehensive refinancing transactions in 2012 and the lower interest rates will generate higher taxable income during the carryforward period. Interest expense was $66.2 million in 2012 compared to $76.3 million in 2011.

*
In recent periods, the taxable income generated from our non-life companies has increased due to several factors, including: (i) increased investment income from investments recently purchased with capital generated from our insurance businesses; (ii) increased fee income for investment management services (including fees for managing several new collateralized loan structures); and (iii) reduced corporate expenses. This additional taxable income is expected to continue during the carryforward period and will offset a portion of our non-life NOLs.

*
Although the rates we earn on the investments backing our insurance liabilities have decreased, the size of the blocks are increasing, thus increasing taxable income overall. For example, average liabilities related to the annuities issued by our Bankers Life segment increased to $7.6 billion in 2012 from $7.4 billion in 2011.

*
The Medicare supplement block in our Bankers Life segment, the supplemental health block in our Washington National segment and the life block in our Colonial Penn segment have grown in recent periods. The profitability of these blocks is less sensitive to interest rates than other blocks. Collected premiums from these blocks are summarized below (dollars in millions):

	2012	2011	Percent increase

Bankers Life segment - Medicare supplement	$717.2	$701.2	2%

Washington National segment - supplemental health	459.7	434.2	6%

Colonial Penn segment - life insurance	211.9	196.4	8%

12. Statutory Information (Based on Non-GAAP Measures), page 191

(5)
Staff Comment: "Please provide us proposed disclosure to be included in future periodic filings of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the proposed disclosure."

Response: In response to your comment, we will modify our disclosure in the notes to our consolidated financial statements in future filings commencing with our Form 10-Q for the quarterly period ended June 30, 2013. Significant changes to our prior disclosures are highlighted.

"RBC requirements provide a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks and the need for possible regulatory attention. The RBC requirements provide four levels of regulatory attention, varying with the ratio of the insurance company's total adjusted capital (defined as the total of its statutory capital and surplus, asset valuation reserve and certain other adjustments) to its RBC (as measured on December 31 of each year) as follows: (i) if a company's total adjusted capital is less than 100 percent but greater than or equal to 75 percent of its RBC, the company must submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position (the "Company Action Level"); (ii) if a company's total adjusted capital is less than 75 percent but greater than or equal to 50 percent of its RBC, the regulatory authority will perform a special examination of the company and issue an order specifying the corrective actions that must be taken; (iii) if a company's total adjusted capital is less than 50 percent but greater than or equal to 35 percent of its RBC, the regulatory authority may take any action it deems necessary, including placing the company under regulatory control; and (iv) if a company's total adjusted capital is less than 35 percent of its RBC, the regulatory authority must place the company under its control. In addition, the RBC requirements provide for a trend test if a company's total adjusted capital is between 100 percent and 125 percent of its RBC at the end of the year. The trend test calculates the greater of the decrease in the margin of total adjusted capital over RBC: (i) between the current year and the prior year; and (ii) for the average of the last 3 years. It assumes that such decrease could occur again in the coming year. Any company whose trended total adjusted capital is less than 95 percent of its RBC would trigger a requirement to submit a comprehensive plan as described above for the Company Action Level. In 2011, the NAIC approved an increase in the RBC requirements that would subject a company to the trend test if a company's total adjusted capital is between 100 percent and 150 percent of its RBC at the end of the year (previously between 100 percent and 125 percent). However, this change will require the states to modify their RBC law before it becomes effective for their domiciled insurance companies.

The 2012 statutory annual statements to be filed with the state insurance regulators of each of our insurance subsidiaries, except for Conseco Life, are expected to reflect RBC ratios in excess of 300 percent. However, the RBC ratio of Conseco Life, which has experienced significant losses primarily related to pending legal settlements, was near the level at which it would have been required to submit a comprehensive plan to insurance regulators proposing corrective actions aimed at improving its capital position. At December 31, 2012, Conseco Life's RBC ratio was 129 percent reflecting total adjusted capital that was: (i) $21.7 million in excess of the Company Action Level; and (ii) $3.1 million in excess of the level that would subject Conseco Life to the trend test described above. In 2013, Conseco Life's domestic state adopted the increased RBC requirements described in the preceding paragraph and they will be effective for the calculation of Conseco Life's RBC ratio as of December 31, 2013. If those increased requirements had been in effect at December 31, 2012, the RBC ratio of Conseco Life at that date would have been subject to the trend test described above and Conseco Life would have been required to submit a comprehensive plan to the state regulatory authority proposing corrective actions aimed at improving its capital position. No assurances can be given that capital will be contributed or otherwise made available to Conseco Life or the other insurance subsidiaries.

In addition to the RBC requirements, certain states have established minimum capital requirements for insurance companies licensed to do business in their state. These regulators have the discretionary authority, in connection with the continual licensing of the Company's insurance subsidiaries, to limit or prohibit writing new business within its jurisdiction when, in the state's judgment, the insurance subsidiary is not maintaining adequate statutory surplus or capital or that the insurance subsidiary's further transaction of business would be hazardous to policyholders. The state insurance department rules provide several standards for the regulators to use in identifying companies which may be deemed to be in hazardous financial condition. One of the standards defines hazardous conditions as existing if an insurer's operating loss in the last twelve months or any shorter period of time, (including, but not limited to: (A) net capital gain or loss; (B) change in nonadmitted assets; and (C) cash dividends paid to shareholders), is greater than fifty percent of the insurer's remaining surplus. One of the Company's subsidiaries, Conseco Life, has reported statutory financial results that indicate a surplus deficiency under this calculation of $46.2 million. We have been in contact with regulators in Conseco Life's domestic state insurance department regarding this matter following the significant loss Conseco Life recognized in the third quarter of 2012, primarily related to a pending legal settlement. Based on our current discussions with the state insurance regulator, we do not expect any actions to be taken against Conseco Life that would have a material adverse effect on the financial position or results of operations of CNO. Based on the March 31, 2013, statutory filing, the calculation based on Conseco Life's operating loss for the twelve months ended March 31, 2013, did not indicate a surplus deficiency under this standard."

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
John R. Kline
Senior Vice President and
Chief Accounting Officer